                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                            SEC FILE NUMBER: 0-5485

                                   ----------

                             CUSIP NUMBER: 294037-20-5

                                   ----------

(Check One):
[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    For Period Ended December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                              --------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                              --------------------

Part I - Registrant Information

                            Viskase Companies, Inc.
--------------------------------------------------------------------------------
                            Full Name of Registrant

                          Envirodyne Industries, Inc.
--------------------------------------------------------------------------------
                           Former Name if Applicable:

                             6855 West 65th Street
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Chicago, Illinois 60638
--------------------------------------------------------------------------------
                            City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan              708               496-4200
--------------------------------------------------------------------------------
(Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
    no, identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Viskase Companies, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 15, 1999                   By: /s/ Gordon S. Donovan
     ------------------------            ---------------------------------------
                                         Vice President,
                                         Chief Financial Officer and Treasurer

                        THE SAVE PROGRAM FOR EMPLOYEES OF
                               VISKASE CORPORATION

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 1998 AND 1997

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                         PAGE(S)

Report of Independent Accountants                                            1

Financial Statements:
   Statement of Net Assets Available for Benefits,
       December 31, 1998 and 1997                                          2-3

   Statement of Changes in Net Assets Available
       for Benefits, for the years ended
       December 31, 1998 and 1997                                          4-5

   Notes to Financial Statements                                          6-11



Supplemental Schedules:
   Item 27a - Schedule of Assets Held for Investment Purposes,
       December 31, 1998                                                    12

   Item 27d - Schedule of Reportable Transactions, for the year ended
       December 31, 1998                                                    13













NOTE: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 that have not been included herein are not applicable to The SAVE Program for Employees of Viskase Corporation.

{PRICEWATERHOUSECOOPERS LETTERHEAD]





REPORT OF INDEPENDENT ACCOUNTANTS



To the Compensation and Benefits Committee of
The SAVE Program for Employees of
Viskase Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the The SAVE Program for Employees of Viskase Corporation (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP



July 7, 1999

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1998

                                      Fixed       Equity                   Aggressive  International
                                      Income     Investment    Balanced      Equity      Equity
                                       Fund       Fund          Fund         Fund         Fund
Assets:
 Investments:
   Cash                                         $     2,672   $   80,765   $    3,584  $   11,052
   Short-term investments          $   610,200      235,005        1,180       21,606
   Insurance company contracts      21,370,259
   Common/collective trust           9,925,458
   Registered investment companies               24,441,258    3,804,816    4,749,656   1,773,353
   Company stock
   Loans to participants
                                   -----------  -----------   ----------   ----------  ----------
     Total investments              31,905,917   24,678,935    3,886,761    4,774,846   1,784,405
                                   -----------  -----------   ----------   ----------  ----------

 Receivables:
   Participant contributions            86,913        9,391        2,036        3,499       1,715
   Employer contributions               33,965       26,255        6,357        9,782       4,795
   Investment income                    16,060          109           14           22           7
   Interfund receivable (payable)      110,011      (89,234)       2,384       11,523     (34,684)
                                   -----------  -----------   ----------   ----------  ----------
     Total receivables                 246,949      (53,479)      10,791       24,826     (28,167)
                                   -----------  -----------   ----------   ----------  ----------
      Total assets                  32,152,866   24,625,456    3,897,552    4,799,672   1,756,238

Liabilities:
 Due to broker for security
   transactions                         14,269
 Cash overdraft                                                                             4,931
                                   -----------                                         ----------
      Total liabilities                 14,269                                              4,931
                                   -----------  -----------   ----------   ----------  ----------
Net assets available for benefits  $32,138,597  $24,625,456   $3,897,552   $4,799,672  $1,751,307
                                   ===========  ===========   ==========   ==========  ==========

                                                 Viskase
                                                 Stock       Loan
                                                  Fund       Fund               Total
Assets:
 Investments:
   Cash                                                                    $    98,073
   Short-term investments                      $  1,591                        869,582
   Insurance company contracts                                              21,370,259
   Common/collective trust                                                   9,925,458
   Registered investment companies                                          34,769,083
   Company stock                                273,156                        273,156
   Loans to participants                                    $1,946,878       1,946,878
                                               --------     ----------     -----------
     Total investments                          274,747      1,946,878      69,252,489
                                               --------     ----------     -----------

 Receivables:
   Participant contributions                      1,046                        104,600
   Employer contributions                         2,924                         84,078
   Investment income                                 26                         16,238
   Interfund receivable (payable)
                                               --------                    -----------
     Total receivables                            3,996                        204,916
                                               --------     ----------     -----------
      Total assets                              278,743      1,946,878      69,457,405

Liabilities:
 Due to broker for security
   transactions                                   3,227                         17,496
 Cash overdraft                                                 11,872          16,803
                                               --------      ---------     -----------
      Total liabilities                           3,227         11,872          34,299
                                               --------     ----------     -----------
Net assets available for benefits              $275,516     $1,935,006     $69,423,106
                                               ========     ==========     ===========

    The accompanying notes are an integral part of the financial statements.
                                       2

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                                      Fixed        Equity                  Aggressive International Envirodyne
                                      Income     Investment    Balanced      Equity      Equity       Stock    Loan
                                       Fund         Fund        Fund         Fund         Fund        Fund     Fund           Total
Assets:
 Investments:
   Cash                             $   120,629                            $   (1,562)             $  9,571              $   128,638
   Short-term investments               578,382 $   246,935     $  18,249      71,868  $    2,733       483                  918,650
   Insurance company contracts       23,049,054                                                                           23,049,054
   Common/collective trust            9,956,830                                                                            9,956,830
   Registered investment companies               24,377,471     4,336,099   4,023,675   2,015,998                         34,753,243
   Company stock                                                                                    453,593                  453,593
   Loans to participants                                                                                      $2,609,646   2,609,646
                                    ----------- -----------    ----------  ----------  ----------  --------   ---------- -----------
     Total investments               33,704,895  24,624,406     4,354,348   4,093,981   2,018,731   463,647    2,609,646  71,869,654
                                    ----------- -----------    ----------  ----------  ----------  --------   ---------- -----------

 Receivables:
   Participant contributions             58,864      45,464         9,790       16,694      8,673       904                  140,389
   Employer contributions                22,905      14,717         3,151        5,941      2,785      (539)                  48,960
   Investment income                        247          68             8        1,583          5        46                    1,957
   Interfund receivable (payable)       130,799     (67,856)       18,809       50,749    (82,088)  (50,413)
                                    ----------- -----------    ----------   ---------- ----------  --------              -----------
     Total receivables                  212,815      (7,607)       31,758       74,967    (70,625)  (50,002)                 191,306
                                    ----------- -----------    ----------   ---------- ----------  --------   ---------- -----------
      Total assets                   33,917,710  24,616,799     4,386,106    4,168,948  1,948,106   413,645    2,609,646  72,060,960

Liabilities:
 Due to broker for security
   transactions                         120,000                                                                              120,000
 Cash overdraft                                                                                                   33,613      33,613
                                    -----------                                                               ---------- -----------
      Total liabilities                 120,000                                                                   33,613     153,613
                                    ----------- -----------    ----------   ---------- ----------  --------   ---------- -----------
                                    $33,797,710 $24,616,799    $4,386,106   $4,168,948 $1,948,106  $413,645   $2,576,033 $71,907,347
Net assets available for benefits   =========== ===========    ==========   ========== ==========  ========   ========== ===========

    The accompanying notes are an integral part of the financial statements.
                                       3

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1998

                                      Fixed       Equity                  Aggressive International  Viskase
                                      Income     Investment   Balanced      Equity      Equity      Stock     Loan
                                       Fund       Fund         Fund         Fund         Fund        Fund     Fund           Total
Additions:
 Investment Income:
  Net gain from interest in
    registered investment
    companies                      $   708,005   $3,709,154  $  443,537   $1,309,228  $  276,013                        $ 6,445,937
  Net unrealized depreciation in
    the fair value of
    investments                                                                                  $(185,787)                (185,787)
  Net increase in value of
    Plan's interest in insurance
    company contracts                1,253,126                                                                            1,253,126
  Interest income                       15,305        1,980         101          573          81       723                   18,763
                                   -----------  -----------  ----------   ----------  ----------  --------              -----------
                                     1,976,436    3,711,134     443,638    1,309,801     276,094  (185,064)               7,532,039
                                   -----------  -----------  ----------   ----------  ----------  --------              -----------
Contributions:
  Participants                       1,555,739    1,320,985     317,900      518,740     251,595   267,772                4,232,731
  Employer                             608,405      453,723     109,512      158,229      84,560    92,793                1,507,222
                                   -----------  -----------  ----------   ----------  ----------  --------              -----------
                                     2,164,144    1,774,708     427,412      676,969     336,155   360,565                5,739,953
                                   -----------  -----------  ----------   ----------  ----------  --------              -----------
Interfund transfers                  1,073,182     (314,301)   (360,066)      50,327    (221,548) (265,875) $   38,281
Participant loan repayments            561,748      440,742      77,508      119,863      47,509    42,516  (1,289,886)
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------
                                     1,634,930      126,441    (282,558)     170,190    (174,039) (223,359) (1,251,605)
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------
      Total additions                5,775,510    5,612,283     588,492    2,156,960     438,210  (47,858)  (1,251,605)  13,271,992
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------  -----------

Deductions:
  Benefit payments                   6,923,920    5,204,006   1,013,232    1,319,621     569,975    49,236     666,035   15,746,025
  Administrative expenses               10,208                                                                               10,208
  Loans to participants                500,495      399,620      63,814      206,615      65,034    41,035  (1,276,613)
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------  -----------
      Total deductions               7,434,623    5,603,626   1,077,046    1,526,236     635,009    90,271    (610,578)  15,756,233
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------  -----------
Net increase (decrease) in net
  assets available for benefits     (1,659,113)       8,657    (488,554)     630,724    (196,799) (138,129)   (641,027)  (2,484,241)

Net assets available for benefits,
  beginning of year                 33,797,710   24,616,799   4,386,106    4,168,948   1,948,106   413,645   2,576,033   71,907,347
                                   -----------  -----------  ----------   ----------  ----------  --------  ----------  -----------
Net assets available for benefits,
  end of year                      $32,138,597  $24,625,456  $3,897,552   $4,799,672  $1,751,307  $275,516  $1,935,006  $69,423,106
                                   ===========  ===========  ==========   ==========  ==========  ========  ==========  ===========

    The accompanying notes are an integral part of the financial statements.

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                                      Fixed       Equity                   Aggressive International
                                      Income     Investment    Balanced      Equity      Equity
                                       Fund       Fund          Fund         Fund         Fund
Additions:
 Investment Income:
  Net gain from interest in
    registered investment
    companies                      $   774,550  $ 5,738,614   $  726,796   $  816,490  $  138,892
  Net unrealized appreciation in
    the fair value of investments
  Net increase in value of
    Plan's interest in insurance
    company contracts                1,324,285
  Interest income                       12,978          933          131          270         106
                                   -----------  -----------   ----------   ----------  ----------
                                     2,111,813    5,739,547      726,927      816,760     138,998
                                   -----------  -----------   ----------   ----------  ----------
Contributions:
  Participants                       1,906,879    1,483,153      331,443      520,945     267,877
  Employer                             647,979      480,770      111,395      177,798      89,621
                                   -----------  -----------   ----------   ----------  ----------
                                     2,554,858    1,963,923      442,838      698,743     357,498
                                   -----------  -----------   ----------   ----------  ----------
Interfund transfers                 (1,305,287)   1,364,922      120,174      270,973       6,459
Participant loan repayments            589,415      419,835      108,224      146,648      78,703
                                   -----------  -----------   ----------   ----------  ----------
                                      (715,872)   1,784,757      228,398      417,621      85,162
                                   -----------  -----------   ----------   ----------  ----------
      Total additions                3,950,799    9,488,227    1,398,163    1,933,124     581,658
                                   -----------  -----------   ----------   ----------  ----------

Deductions:
  Benefit payments                   4,901,678    1,417,585      360,463      245,037     100,201
  Loans to participants                923,420      329,084       60,401      113,193      37,035
                                   -----------  -----------   ----------   ----------  ----------
      Total deductions               5,825,098    1,746,669      420,864      358,230     137,236
                                   -----------  -----------   ----------   ----------  ----------
Net increase (decrease) in net
  assets available for benefits     (1,874,299)   7,741,558      977,299    1,574,894     444,422

Net assets available for benefits,
  beginning of year                 35,672,009   16,875,241    3,408,807    2,594,054   1,503,684
                                   -----------  -----------   ----------   ----------  ----------
Net assets available for benefits,
  end of year                      $33,797,710  $24,616,799   $4,386,106   $4,168,948  $1,948,106
                                   ===========  ===========   ==========   ==========  ==========


                                               Envirodyne
                                                 Stock      Loan
                                                  Fund      Fund        Other          Total
Additions:
 Investment Income:
  Net gain from interest in
    registered investment
    companies                                                                       $8,195,342
  Net unrealized appreciation in
    the fair value of investments               $ 33,395                                33,395
  Net increase in value of
    Plan's interest in insurance
    company contracts                                                                1,324,285
  Interest income                                    432   $  184,526                  199,376
                                                --------   ----------              -----------
                                                  33,827      184,526                9,752,398
                                                --------   ----------              -----------
Contributions:
  Participants                                   257,298                             4,767,595
  Employer                                        90,209                             1,597,772
                                                --------                           -----------
                                                 347,507                             6,365,367
                                                --------                           -----------
Interfund transfers                             (186,542)    (146,802) $ (123,897)
Participant loan repayments                       50,592   (1,393,417)
                                                --------   ----------  ----------
                                                (135,950)  (1,540,219)   (123,897)
                                                --------   ----------  ----------  -----------
      Total additions                            245,384   (1,355,693)   (123,897)  16,117,765
                                                --------   ----------  ----------  -----------

Deductions:
  Benefit payments                                34,641                             7,059,605
  Loans to participants                            6,878   (1,470,011)
                                                --------   ----------              -----------
      Total deductions                            41,519   (1,470,011)               7,059,605
                                                --------   ----------              -----------
Net increase (decrease) in net
  assets available for benefits                  203,865      114,318    (123,897)   9,058,160

Net assets available for benefits,
  beginning of year                              209,780    2,461,715     123,897   62,849,187
                                                --------   ----------  ----------  -----------
Net assets available for benefits,
  end of year                                   $413,645   $2,576,033  $           $71,907,347
                                                ========   ==========  ==========  ===========

    The accompanying notes are an integral part of the financial statements.

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  1.   DESCRIPTION OF THE PLAN

       The following description of The SAVE Program for Employees of Viskase Corporation (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       PARTICIPATION

       Regular full-time employees may become plan members ("Participants") upon employment.

       CONTRIBUTIONS

       Participating employees may authorize contributions to the Plan of one percent (1%) to six percent (6%) of their regular pay ("Eligible Earnings") as a Basic Deduction Contribution on a before-tax or after-tax basis. Participants who contribute the maximum six percent (6%) as a Basic Deduction Contribution may contribute up to an additional ten percent (10%) of Eligible Earnings as a Supplemental Deduction Contribution on a before-tax or after-tax basis. Employer contributions to the Plan are equal to fifty percent (50%) of the Participant's contributions up to six percent (6%) of regular pay. Participants' before-tax and after-tax contributions in excess of six percent (6%) of the Participant's compensation are not eligible to receive Employer matching contributions.

       The Internal Revenue Service limits the dollar amount a Participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code that may also limit the contributions that may be made to the Plan.

       VESTING

       Participant contributions plus the earnings thereon are fully vested. Vesting in the Employer contributions and the earnings thereon is based upon the number of years of credited service. A Participant is fully vested after three years of credited service. If a Participant voluntarily terminates before completing three years of credited service, contributions made by the Employer and earnings thereon are forfeited. If a Participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account is immediately vested.

  THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  1.   DESCRIPTION OF THE PLAN, CONTINUED

       PAYMENT OF BENEFITS

       On termination of service, Participants with account balances in excess of $5,000 may elect to either receive a lump-sum amount or defer payment until the April 1 following the year the Participant reaches age 70-1/2. Participants who terminate employment with account balances less than or equal to $5,000 receive a lump-sum payment. Participants may choose to make a direct rollover into another qualified plan or into an Individual Retirement Account ("IRA"). Spouse beneficiaries may make a direct rollover into an IRA. Non-spouse beneficiaries may not make a direct rollover into an IRA. A Participant who receives a lump-sum payment may choose to receive a distribution of his shares invested in the Viskase Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Certain Participants may receive installment payments under the Plan. Payment to any Participant must be made no later than the April 1 following the year the Participant reaches age 70-1/2, even if he has not retired.

       PARTICIPANT LOANS

       Loans up to specified amounts are available to all Participants. Each loan must be evidenced by the Participant's collateral promissory note with interest at a rate commensurate with the interest rate charged by area banking institutions for loans made under similar circumstances. The period for loan repayment cannot exceed five years from the date of the loan, unless the loan is for the purchase of a principal residence, in which case, the repayment period cannot exceed ten years.

       WITHDRAWALS WHILE EMPLOYED

       The Plan permits Participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship withdrawals of before-tax contributions in accordance with Internal Revenue Code requirements.

       FORFEITURES

       Forfeitures of a terminated Participant are required to be held by the Plan pending the Participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the Participant terminated employment, such forfeitures are reallocated to Participants on a pro-rata basis. For the years ended December 31, 1998 and 1997, forfeitures amounted to $63,760 and $48,091, respectively.

       ALLOCATION OF INVESTMENT EARNINGS

       Investment earnings of an investment fund are allocated to individual Participant accounts based on the ratio of a Participant's month-end fund balance to the total fund balance at month-end.

  THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  1.   DESCRIPTION OF THE PLAN, CONTINUED

       ADMINISTRATION EXPENSES

       Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 1998 and 1997. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accompanying financial statements are prepared on the accrual basis of accounting.

       INVESTMENTS

       The Plan reports investments, other than insurance company contracts, at fair value. Mutual funds and common stocks are stated at the quoted market price on the last business day of the year. Short-term investments are stated at cost which approximates market value. The insurance company contracts are stated at contract value (contributions, plus earnings less withdrawals) which approximates fair value. Crediting interest rates are constant for the life of the contract. The average yield for the years ended December 31, 1998 and 1997 and crediting interest rate at December 31, 1998 and 1997 for each of the insurance company contracts is summarized below.

                                                                     1998                   1997
                                                                        Crediting               Crediting
                                                             Average     Interest    Average     Interest
                                                               Yield       Rate       Yield        Rate

Canada Life Insurance Company
 guaranteed investment contract, due 2/14/00                   7.82%       7.82%       7.82%       7.82%

Hartford Life Insurance Company
 guaranteed investment contract, due 2/9/98                    7.50%       7.50%       7.50%       7.50%

John Hancock Mutual Life Insurance Company
 guaranteed investment contract, due 5/15/01                   6.82%       6.82%       6.82%       6.82%

Metropolitan Life Insurance Company
 guaranteed investment contract, due 1/4/99                    5.75%       5.75%       5.75%       5.75%

Safeco Life Insurance Company
 guaranteed investment contract, due 1/6/02                    6.72%       6.72%       6.72%       6.72%

  THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       All insurance company contracts are fully benefit responsive, with the exception of the Metropolitan Life Insurance Company contract for which only predetermined scheduled withdrawals were permitted.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

       Investment transactions are reflected on a trade-date basis. Realized gains or losses on sales of securities are based on average cost. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments and the net gain from interest in registered investment companies which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.



  3.   INVESTMENT PROGRAM

       The Plan provides for investment election alternatives which allow Participants to invest their contributions in six different funds. Participants may change their investment election during any calendar month as provided by the plan agreement. The fund options are as follows:

          FIXED INCOME FUND - The assets of the Fixed Income Fund are invested in investment contracts from a variety of high quality issuers, primarily insurance carriers ranked "AA" or better by the national rating agencies. The objective of the fund is to provide stable returns and to preserve the principal investment.

  THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  3.   INVESTMENT PROGRAM, CONTINUED

          EQUITY INVESTMENT FUND - The assets of the Equity Investment Fund are exclusively invested in the Vanguard Windsor II Mutual Fund that invests primarily in common stocks that are believed to be undervalued by the market at the time of purchase. The fund seeks to provide long-term growth of capital and income.

          BALANCED FUND - The assets of the Balanced Fund are exclusively invested in the American Balanced Fund that invests in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds or U.S. government securities and cash. The objective of the fund is to preserve capital and provide current income while seeking long-term growth of both capital and income.

          AGGRESSIVE EQUITY FUND - The assets of the Aggressive Equity Fund are exclusively invested in the Twentieth Century Ultra Mutual Fund that invests primarily in common stock of companies with accelerating earnings and revenues. The fund seeks to provide capital growth over time.

          INTERNATIONAL EQUITY FUND - The assets of the International Equity Fund are exclusively invested in the American Europacific Growth Fund that invests in stocks of companies based outside the United States. The objective of the fund is to achieve long-term capital appreciation through international diversification.

          VISKASE STOCK FUND (formerly Envirodyne Stock Fund) - The assets of the Viskase Stock Fund are exclusively invested in Viskase Companies, Inc. common stock. Only new contributions may be invested in this fund. No amount in another fund may be transferred to this fund.



  4.   INVESTMENTS

       Investments representing five percent (5%) or more of net assets available for benefits at December 31, 1998 and 1997 were as follows:

                                                                                                     1998                  1997

Metropolitan Life Insurance Company              Guaranteed investment contract                  $14,484,151           $13,696,596
Bank of America GIC Fund                         Common/collective trust                           9,925,458             9,956,830
Windsor II Portfolio Open End Fund               Registered investment company                    24,441,258            24,377,471
American Balanced Fund, Inc.                     Registered investment company                     3,804,816             4,336,099
American Century Mutual Funds                    Registered investment company                     4,749,656             4,023,675

  THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

  5.   FEDERAL INCOME TAX STATUS

       The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, are in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. However, the plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.



  6.   PLAN TERMINATION

       The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, plan accounts will become fully vested and Participants will be entitled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.



  7.   RECONCILIATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the draft Form 5500 for the years ended December 31:

                                                                                      1998                       1997

Net assets available for benefits per                                             $69,423,106                 $71,907,347
     the financial statements
Benefits payable to participants                                                   (1,650,633)                 (1,350,857)
                                                                                  ------------                ------------
                                                                                  $67,772,473                 $70,556,490
                                                                                  ============                ============


       The following is a reconciliation of change in net assets per the financial statements to the draft Form 5500 for the years ended December 31:

                                                                                      1998                        1997
Net increase (decrease) in net assets available
  for benefits per the financial statements                                       $(2,484,241)                $ 9,058,160
Increase (decrease) in benefits payable to participants                              (299,776)                     64,650
Increase (decrease) in other unallocated items                                              -                     123,897
                                                                                  ------------                ------------
                                                                                  $(2,784,017)                $ 9,246,707
                                                                                  ============                ============

                             SUPPLEMENTAL SCHEDULES

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998

(A)                                (B)                              (C)                           (D)           (E)
                                                              DESCRIPTION OF INVESTMENT
                                                             INCLUDING MATURITY DATE,                          CURRENT/
                     IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                      CONTRACT
                       LESSOR OR SIMILAR PARTY                PAR OR MATURITY VALUE              COST           VALUE
    Cash                                                    Cash                             $    98,073       $    98,073

    Collective Short Term Investment Fund                   Interest bearing cash                869,582           869,582

    Insurance company general accounts:
     Fixed Income Fund:
       Canada Life Insurance Company                        Guaranteed investment contract
         Contract # 45862                                   7.82% due 2/14/00                  2,135,594         2,135,594
       John Hancock Mutual Life Insurance Company           Guaranteed investment contract
         Contract # 8965                                    6.82% due 5/15/01                  2,085,276         2,085,276
       Metropolitan Life Insurance Company                  Guaranteed investment contract
         Contract # 8739-9                                  5.75%, due 1/4/99                 14,484,151        14,484,151
       Safeco Life Insurance Company                        Guaranteed investment contract
         Contract # 1056828                                 6.72% due 1/6/02                   2,665,238         2,665,238
                                                                                             -----------       -----------
                                                                                              21,370,259        21,370,259

    Common/collective trusts:
     Fixed Income Fund:
       Bank of America GIC Fund                             Common/collective trust, 6.20%     8,378,591         9,925,458

    Registered investment companies:
      Equity Fund                                           Registered investment company     18,044,975        24,441,258

      Balanced Fund                                         Registered investment company      3,412,550         3,804,816

      Aggressive Equity Fund                                Registered investment company      4,007,173         4,749,656

      International Equity Fund                             Registered investment company      1,555,100         1,773,353

    Loans to participants:
 *    Loan Fund                                             Participant loans, 8.00% - 8.75%                     1,946,878

    Company stock:
 *    Viskase Stock Fund                                    Company stock, 64,272 shares         377,945           273,156
                                                                                             -----------       -----------
    Total investments

                                                                                             $58,114,248       $69,252,489
                                                                                             ===========       ===========
 *  Represents party in interest.

THE SAVE PROGRAM FOR EMPLOYEES OF VISKASE CORPORATION

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998

     (a)                        (b)                                       (c)                 (d)                  (i)
                                                 NUMBER     NUMBER
IDENTITY OF                                        OF        OF         PURCHASE            SELLING              NET GAIN
PARTY INVOLVED           DESCRIPTION OF ASSET   PURCHASES   SALES        PRICE               PRICE               OR (LOSS)
Collective Short Term
Investment Fund          Interest bearing cash     372      217       $19,091,195         $18,957,683

Fixed Income Fund:
Bank of America
GIC Fund                 Common/collective trust     2        4         2,653,086         $   985,000          $  114,714

Equity Fund:
Windsor II Portfolio     Registered investment
Open End Fund            company                    58       21         5,187,734           6,354,437           2,065,952
